Cisco Systems, Inc. 170 West Tasman Drive San Jose, CA 95134-1706 Direct: 408 526 4000 FAX: 408 526 4100 www.cisco.com

March 25, 2020

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Craig Wilson, Senior Advisor and Becky Chow, Staff Accountant

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended July 27, 2019

Filed September 5, 2019

Form 8-K filed February 12, 2020

File No. 000-18225

Dear Mr. Wilson and Ms. Chow:

On behalf of Cisco Systems, Inc., a California corporation (the “Company” or “Cisco”), set forth below is the Company’s response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 23, 2020.

For ease of reference, the headings and numbers of responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comments prior to the response.

Form 8-K filed on February 12, 2020

Ex-99.1 CISCO REPORTS SECOND QUARTER EARNINGS, page 1

1.	In your earnings press release, we note your presentation of Non-GAAP Diluted Earnings per Share. Please address the following:

•

Please provide a reconciliation of this non-GAAP measure to the most directly comparable GAAP measure, Diluted EPS, in a more prominent manner, such as a tabular presentation, in accordance with Item 10(e)(1)(i) of Regulation S-K.

•

We note you provide a summary statement that Non-GAAP EPS increased 5% year over year without equally prominent disclosure of the comparable GAAP EPS measures. Please revise accordingly. Reference is made to Question 102.10 of our Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

Securities and Exchange Commission

March 25, 2020

•	Please revise your future non-GAAP presentations, including disclosures filed in quarterly earnings releases on Form 8-K, accordingly.

Response:

We acknowledge the Staff’s comment regarding the presentation of Non-GAAP Diluted Earnings per Share in our earnings press release on Form 8-K dated February 12, 2020. We also note Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

In accordance with the Staff’s comment, we will provide an additional reconciliation in tabular format to make the reconciliation of Non-GAAP Diluted Earnings per Share (EPS) more prominent in our future non-GAAP presentations, including in the section of our earnings press releases entitled “Reconciliations of GAAP to non-GAAP Measures.” We also undertake that in the summary statements in our future earnings press releases, we will present comparable GAAP measures with equal or greater prominence than the related non-GAAP measures.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 526-7815, or Evan Sloves, Deputy General Counsel and Secretary, at (408) 525-2061.

Sincerely,

/s/ Prat S. Bhatt

Prat S. Bhatt

Senior Vice President

Chief Accounting Officer

cc:	Charles H. Robbins, Cisco Systems, Inc.

Kelly A. Kramer, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

David A. Bell, Fenwick & West LLP

Conall Dempsey, PricewaterhouseCoopers LLP